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                              December 14, 2023

       Tan Hock Chye
       Chief Financial Officer
       SEATech Ventures Corp.
       11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
       Jalan Kerinchi, Bangsar South, 59200
       Kuala Lumpur, Malaysia

                                                        Re: SEATech Ventures
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
November 2, 2023
                                                            File No. 333-230479

       Dear Tan Hock Chye:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures
       Disclosures Control and Procedures, page 19

   1.                                                   Please address the
following:
                                                            We note you
provided the management's assessment on your internal control over financial
reporting. However, the management   s conclusion as to the effectiveness of
                                                            your disclosure
controls and procedures was omitted from the filing. Please amend to include the missing
disclosure. Refer to Item 307 of Regulation S-K.
                                                            Revise to identify
the specific COSO framework used for your assessment of the
                                                            effectiveness of
the internal control over financial reporting, i.e., the 1992 Framework or the updated 2013
Framework.
 Tan Hock Chye
SEATech Ventures Corp.
December 14, 2023
Page 2
Consolidated Statements of Operations and Comprehensive Loss, page F-4

2. Please revise to present basic and diluted net loss per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists.
Form 8-K filed November 2, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3. We note from your disclosure in this Form 8-K that on October 13, 2023, you completed the acquisition of Just Supply Chain Limited for 21,831,660 units in stock valued at $17.5 million. Please tell us in your response how you recorded this transaction and your consideration to provide financial statements of the acquiree. Your response should include your assessment of significance in accordance with Rule 1-02(w) of Regulation S-
         X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X if you have determined that a business has been acquired.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 with any questions.



FirstName LastNameTan Hock Chye                                Sincerely,
Comapany NameSEATech Ventures Corp.
                                                               Division of
Corporation Finance
December 14, 2023 Page 2                                       Office of Trade
& Services
FirstName LastName